JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS
9175 E. Kenyon Avenue, Suite 100
Denver, CO 80237
_303-796-0099_

August 14, 2007

Securities and Exchange Commission
Washington, DC 20549

Re: Kings Road Entertainment, Inc.

The letter is to confirm to the best of our knowledge based on conversations with the prior auditors' and management of Kings Road Entertainment that we believe the statements in section 4.02 are true. Please keep in mind we have not performed any audit procedures in relation to the items mentioned in section 4.02 and therefore provide no level of assurance on the accuracy of the statements contained there in.

We do agree with the time frames outlined to complete our audit work and complete the required filings for the registrant.

Very truly yours,

Jaspers + Hall, PC

Jaspers + Hall, PC